Be One Sports, Inc

Financial Statements and Report

December 31, 2022 and 2021

Table of Contents



Independent Accountant's Review Report

To Management of:
Be One Sports, Inc
Houston, TX

We have reviewed the accompanying financial statements of Be One Sports, Inc (the company), which comprise the statements of balance sheets as of December 31, 2022 and 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Be One Sports, Inc (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group LLC
OWINGS MILLS, MD
March 22, 2023

Be One Sports, Inc
Balance Sheet (Unaudited)
As of December 31, 2022 and 2021

	Note	2022	2021
Assets			
Current Assets			
Cash and cash equivalents	1.e	$ 272,193	$ 3,628
SAFE receivable	3	7,500	-
Total Current Assets		279,693	3,628
Total Assets		279,693	3,628
Liabilities & Stockholders' Equity			
Liabilities			
Current Liabilities			
Accounts payable and accrued expenses		7,500	-
Total Current Liabilities		7,500	-
Noncurrent Liabilities			
SAFE notes	3	340,000	-
Total Noncurrent Liabilities		340,000	-
Total Liabilities		347,500	-
Stockholders' Equity	2		
Common stock, 10,000,000 shares authorized and zero shares issued and oustanding; par value of $0.00001		-	-
Additional paid-in capital		73,699	14,600
Accumulated Deficit		(141,506)	(10,972)
Total Stockholders' Equity		(67,807)	3,628
Total Liabilities & Stockholders' Equity		$ 279,693	$ 3,628

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Be One Sports, Inc

Statement of Income (Unaudited)

For the years ended December 31, 2022 and 2021

	Note		2022		2021
Operating Expenses					
General and administrative		$	26,270	$	1,895
Sales and marketing	1.g		43,609		7,926
Research and development	1.h		60,655		1,151
Total Operating Expenses			130,534		10,972
Net Income (Loss)		$	(130,534)	$	(10,972)

Be One Sports, Inc
Statement of Changes in Stockholders' Equity (Unaudited)
For the years ended December 31, 2022 and 2021

	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at January 1, 2021	-	-	-
Net income (loss)	$ -	$ (10,972)	$ (10,972)
Owner contributions	14,600	-	14,600
Balance at December 31, 2021	14,600	(10,972)	3,628
Net income (loss)	-	(130,534)	(130,534)
Owner contributions	59,099	-	59,099
Balance at December 31, 2022	$ 73,699	$ (141,506)	$ (67,807)

Be One Sports, Inc
Statement of Cash Flows (Unaudited)
For the years ended December 31, 2022 and 2021

		2022		2021
Cash Flows				
Cash Flows From Operating Activities				
Net income (loss)	$	(130,534)	$	(10,972)
Increase (decrease) in operating liabilities, net of effects of businesses acquired				
Accounts payable and accrued liabilities		7,500		-
Net Cash Provided by (Used in) Operating Activities		(123,034)		(10,972)
Cash Flows from Financing Activities				
Proceeds from issuance of SAFE Notes		332,500		-
Founder contributions		59,099		14,600
Net Cash Provided by (Used in) Financing Activities		391,599		14,600
Net Increase (Decrease) in Cash and Cash Equivalents		268,565		3,628
Cash and cash equivalents at beginning of year		3,628		-
Cash and Cash Equivalents at End of Year	$	272,193	$	3,628

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

Be One Sports, Inc
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

1. Summary of significant accounting policies

a. Nature of operations

Be One Sports, Inc (the Company) provides a patent-pending method for specialized training that allows athletes and coaches to access unique insights generated through the athletes' training and provide immediate feedback to enhance performance. Users can train like accomplished athletes via the company's "comparative training" approach that utilizes "on-field" artificial intelligence that provides data for athletes, coaches, and trainers. Additionally, the company has created a marketplace that is innovative in the NIL space. It provides college athletes the opportunity to earn revenue by simply practicing their sport and uploading their comparative. The Company's platform provides exposure to a global audience for athletes to demonstrate their ability using verified data.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date

Be One Sports, Inc
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying amounts of financial instruments in the accompanying balance sheets approximate their fair values due to their relatively short-term nature.

e. Cash and cash equivalents

Cash and cash equivalents include deposits held in business checking accounts in the United States.

f. Income taxes

The Company applies *ASC 740* Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. *ASC 740* also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company uses a December 31 year end for income tax reporting purposes and files a Corporate tax return annually. The Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

g. Sales and marketing

Sales and marketing costs are expensed as incurred.

h. Research and development

Research and development costs are charged to operations when incurred and are included in operating expenses.

i. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Stockholders' equity

The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.00001. As of December 31, 2022, and December 31, 2021, zero shares have been issued and are outstanding.

3. SAFE notes

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Principal Amount	Valuation Cap	Discount		2022		2021
SAFE I (10.19.22)	$ 100,000	$ 3,000,000	80%		$ 100,000	$	-
SAFE II (10.26.22)	100,000	4,000,000	80%		100,000		-
SAFE III (12.22.22)	140,000	3,000,000	80%		140,000		-
Total SAFE(s)	$ 340,000	$			$ 340,000	$	-

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares equal to the Purchase Amount divided by the Conversion price. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will receive from the company a number of shares of Common Stock equal to the purchase amount divided by the liquidity price. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The SAFE will expire upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

As of December 31, 2022, the Company had received $132,500 of the SAFE III investment total and has recorded the remaining $7,500 as a current receivable.

4. Commitments and contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

5. Subsequent events

Management evaluated all activity of the Company through March 22, 2023 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.